ADALTA CAPITAL MANAGEMENT LLC
452 FIFTH AVENUE, 14 FLOOR
NEW YORK, N.Y. 10018

August 24, 2016

Dear Client,

I have attached proxy materials soliciting your vote at an upcoming special meeting (the "Special Meeting") of shareholders of Adalta International Fund (the "Fund"). The Special Meeting was called by the Board of Trustees (the "Board") of Forum Funds to approve a new investment advisory agreement for the Fund.

Under the new investment advisory agreement, investment personnel of Adalta Capital Management LLC ("Adalta") will continue to manage the Fund in the manner they have managed the Fund since inception. There will be no change to the advisory fee rate other than the imposition of a breakpoint in the rate when the Fund reaches a certain asset size. As noted in the attached proxy materials, however, the new investment advisory agreement must be approved by the shareholders of the Fund.

As you know, as of June 10, 2016 (the record date set by the Board for determining the shareholders eligible to vote at the Special Meeting), your advisory account was managed by Beck, Mack & Oliver LLC ("BMO"). Further to your previously provided consent, your account was assigned to Adalta at the end of June. Because the record date predates that assignment, however, the proxy solicitor forwarded the enclosed proxy materials directly to BMO. BMO has informed Adalta that it will not vote your shares unless instructed to do so.

Although Adalta has general authority to vote proxies on your behalf under the terms of your client agreement, there is a clear conflict of interest if Adalta does so in this instance. Accordingly, it is necessary for you to instruct BMO directly on how you would like it to vote your shares.

WE URGE YOU TO CAREFULLY REVIEW THE PROXY MATERIALS INCLUDED WITH THIS LETTER AND TO PROMPTLY INSTRUCT BMO HOW TO VOTE YOUR SHARES. FOR YOUR CONVENIENCE, WE HAVE INCLUDED A DRAFT INSTRUCTION TO BMO THAT CAN BE FORWARDED TO CYNTHIA GOSSETT AT C.GOSSETT@BECKMACK.COM].

The Special Meeting is scheduled to occur on September 2, 2016. Accordingly, it is important that you send your instructions to BMO as soon as possible but, in any event, no later than the close of business on September 1, 2016.

As always, please do not hesitate to contact me if you have any questions. I can be reached at 212.832.5135.

Sincerely,

Zoe Vlachos
Adalta Capital Management LLC

VOTING INSTRUCTIONS

The undersigned hereby instructs Beck, Mack & Oliver LLC to vote on behalf of the undersigned all shares of Adalta International Fund (the "Fund"), a series of Forum Funds (the "Trust"), that the undersigned is entitled to vote at the special meeting of shareholders, and at any adjournment(s) thereof, of Adalta International Fund to be held at 10:00 a.m., Eastern Time, on September 2, 2016, at the offices of Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101, as set forth below.

		FOR	AGAINST	ABSTAIN
1.	To approve a new Investment Advisory Agreement for the Fund between the Trust and Adalta Capital Management, LLC.; and	○	○	○
2.	To transact such other business as may properly come before the Special Meeting or any adjournment thereof.			

Name(s) in which the account is held: _____

Signature: _____

Signature (if held jointly): _____

Date: _____